UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
_______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009
Commission File Number: ______

Titan Trading Analytics Inc. (Translation of registrant's name into English)

Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249
(Address of principal executive offices)
_____________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS
The following documents are filed as part of this Form 6-K:

Exhibit	Description

99.1	Material Change Report dated March 2, 2009
99.2	CEO Certification of Annual Filings
99.3	CFO Certification of Annual Filings
99.4	Audited Consolidated Financial Statements as at October 31, 2008 and 2007
99.5	MD&A for the year ended October 31, 2008
99.6	Press Release dated March 6, 2009
99.7	Press Release dated March 9, 2009
99.8	Press Release dated March 17, 2009
99.9	Material Change Report dated March 20, 2009
99.10	Press Release dated March 27, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Trading Analytics Inc.

Date: April 3, 2009	By:	/s/ Kenneth Powell
Name: Kenneth Powell
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report dated March 2, 2009
99.2	CEO Certification of Annual Filings
99.3	CFO Certification of Annual Filings
99.4	Audited Consolidated Financial Statements as at October 31, 2008 and 2007
99.5	MD&A for the year ended October 31, 2008
99.6	Press Release dated March 6, 2009
99.7	Press Release dated March 9, 2009
99.8	Press Release dated March 17, 2009
99.9	Material Change Report dated March 20, 2009
99.10	Press Release dated March 27, 2009